Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

15th November 2005

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 14 November 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

dlw 11/29

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

新移動
新世界移動控股有限公司
New World Mobile Holdings Limited
NEW WORLD MOBILE HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

ANNOUNCEMENT
(1) MEMORANDUM OF UNDERSTANDING; AND
(2) SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES OF NEW WORLD MOBILE HOLDINGS LIMITED
(Stock code: 862)

This announcement is made by NWD and NWM pursuant to Rule 13.09 of the Listing Rules. On 14 November 2005, the MOU was entered into between NWD, NWM, NWPCS, Telstra and CSL.

The NWD Board and the NWM Board wish to state that the NWM Group and the Telstra Group have identified in the Feasibility Study areas of common interest in their Mobile Businesses from a cost saving perspective and as a result of preliminary discussions, they have entered into the MOU. As at the date of this announcement, save for the "exclusivity" provisions and "confidentiality" provisions contained in the MOU which are binding, the NWM Group has not entered into any binding agreement with the Telstra Group in relation to the Proposed Merger.

The Proposed Merger may or may not proceed. Investors and the respective shareholders of NWD and NWM are advised to exercise extreme caution in the dealings of the securities of NWD and NWM respectively.

Further announcement in relation to the Proposed Merger will be made as and when appropriate and in accordance with the requirements of the Listing Rules.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of NWM, trading in the shares of NWM on the Stock Exchange was suspended with effect from 10:00 a.m. on Monday, 14 November 2005 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of NWM with effect from 9:30 a.m. on Tuesday, 15 November 2005.

INTRODUCTION

Reference is made to the clarification announcement dated 25 October 2005 made by NWM (the "Announcement"). This announcement is made by NWD and NWM pursuant to Rule 13.09 of the Listing Rules.

On 14 November 2005, the MOU was entered into between NWD, NWM, NWPCS, Telstra and CSL.

THE MOU

Date:

14 November 2005

Parties:

(i) NWD;

(ii) NWM, being a non wholly-owned subsidiary of NWD;

(iii) NWPCS, being a wholly-owned subsidiary of NWM;

(iv) Telstra, being an Independent Third Party; and

(v) CSL, being an Independent Third Party and an indirect wholly-owned subsidiary of Telstra.

Key provisions of the MOU:

The NWM Group and the Telstra Group have identified in the Feasibility Study areas of common interest in their Mobile Businesses from a cost saving perspective and as a result of preliminary discussions on the prospects of integrating their Mobile Businesses, the parties have reached the following understanding:–

(a) it would be beneficial to merge their Mobile Businesses; and

(b) if the Proposed Merger is to occur:–

   (i) the entire issued share capital of the holding company of NWPCS will be transferred by NWM to Telstra CSL; and

   (ii) NWM will pay to Telstra CSL an agreed amount of HK$244.024 million (subject to adjustment, if any, at completion of the Proposed Merger)

in exchange for the issue by Telstra CSL to NWM of new shares so that the Telstra Group will own 76.4% of the equity in Telstra CSL which will own the Mobile Businesses, and NWM will own the remaining 23.6% thereof.

Based on the understanding set out above, the parties have agreed to negotiate in good faith with the view to entering into legally binding documentations by 2 December 2005 or such later date as may be agreed between the parties, to provide for the Proposed Merger.

The MOU also contains "exclusivity" provisions, which provide that NWM and Telstra shall negotiate or discuss exclusively with each other for the Proposed Merger until 2 December 2005, and the usual "confidentiality" provisions.

Binding effect:

Save for the "exclusivity" provisions and "confidentiality" provisions mentioned above, the MOU does not have legally binding effect.

GENERAL

The NWPCS Group is principally engaged in offering superior mobile services including voice service and customised data services tailored to the specific needs of individual customer groups via advanced mobile technology.

Apart from the NWPCS Group, NWM is engaged in the technology related businesses including mobile Internet services and information technology outsourcing services.

As at the date of this announcement, save for the MOU to the extent only of the "exclusivity" provisions and "confidentiality" provisions mentioned above which are binding, the Group has not entered into any binding agreement with the Telstra Group in relation to the Proposed Merger. The NWD Board and the NWM Board believe that the provisions contained in the MOU form the bases upon which the parties would negotiate with each other for the Proposed Merger. The Proposed Merger, if proceeded, (i) may constitute a notifiable transaction for NWD and will constitute a notifiable transaction for NWM under the Listing Rules; and (ii) will not result in any general offers for all the securities of NWM under Rule 26 of the Hong Kong Code on Takeovers and Mergers. NWD and NWM will continue to comply with the relevant requirements under Chapters 13 and 14 of the Listing Rules.

The Proposed Merger may or may not proceed. Investors and the respective shareholders are advised to exercise extreme caution in the dealings of the securities of NWD and NWM respectively.

Further announcement in relation to the Proposed Merger will be made as and when appropriate and in accordance with the requirements of the Listing Rules.

SUSPENSION AND RESUMPTION OF TRADING

At the request of NWM, trading in the shares of NWM on the Stock Exchange was suspended with effect from 10:00 a.m. on Monday, 14 November 2005 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of NWM with effect from 9:30 a.m. on Tuesday, 15 November 2005.

DEFINITIONS

In this announcement, the following expressions have the respective meanings set out below unless the context requires otherwise:

"CSL"	Hong Kong CSL Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of Telstra
"Feasibility Study"	the feasibility study carried out by the NWM Group and the Telstra Group on the likely scenarios of an integration of their Mobile Businesses
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party"	independent third party who, to the best of the NWM Board's knowledge and information and having made all reasonable enquiries, is not connected persons (as defined under the Listing Rules) of NWM and is independent of and not connected with NWM and its connected persons (as defined under the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mobile Businesses"	the mobile telecommunications businesses of NWPCS and CSL in Hong Kong respectively
"MOU"	the MOU dated 14 November 2005 entered into between NWD, NWM, NWPCS, Telstra and CSL
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and the issued shares of which (stock code: 0017) are listed on the Stock Exchange

"NWD Board"	the board of directors of NWD
"NWM"	New World Mobile Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the issued shares of which (stock code: 862) are listed on the Stock Exchange, and a non wholly-owned subsidiary of NWD
"NWM Board"	the board of directors of NWM
"NWM Group"	NWM and its subsidiaries, including NWPCS
"NWPCS"	New World PCS Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of NWM
"NWPCS Group"	NWPCS and its subsidiaries
"Proposed Merger"	the proposed integration and merger of the Mobile Businesses, which may or may not proceed
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Telstra"	Telstra Corporation Limited, a company incorporated in Australia with limited liability, the issued shares of which are listed on the Australian Stock Exchange
"Telstra CSL"	Telstra CSL Limited, a company incorporated in Bermuda with limited liability, being the holding company of CSL
"Telstra Group"	Telstra and its subsidiaries, including CSL

By the Order of Board
New World Development Company Limited
LEUNG Chi-Kin, Stewart
Company Secretary

By the Order of Board
New World Mobile Holdings Limited
Dr. WAI Fung-Man, Norman
Executive Director and Chief Executive Officer

Hong Kong, 14 November 2005

As at the date of this announcement, the NWD Board comprises: (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. TO Hin-Tsun, Gerald, Mr. CHOW Yu-Chun, Alexander, and; (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.